Exhibit 99.1

Press release

ING Corporate Communications
Amsterdam, 6 May 2022

ING posts 1Q2022 net result of €429 million and strong pre-provision profit

1Q2022 profit before tax of €668 million; CET1 ratio remains robust at 14.9%

- Income strong with robust net interest income and continued increase in fee income
- Operating expenses under control, lower than a year ago and sequentially
- Retail Banking result 20% higher than in 1Q2021 on lower expenses and risk costs, despite impairment on TTB
- Wholesale Banking results impacted by €834 million risk costs linked to Russia-related exposure
- Additional capital distribution of €1.25 billion

CEO Statement

"The first quarter of 2022 was marked by the terrible invasion of Ukraine, which is having a devastating impact on people's lives and is threatening international stability and security," said ING CEO Steven van Rijswijk. "Our first priority is to support our colleagues and their families, our clients and the humanitarian efforts in Ukraine and surrounding countries. Global and local ING initiatives have raised more than €12 million to date for humanitarian aid in Ukraine and for those who have fled to other countries. We're waiving fees for personal transactions to Ukraine so customers can send money to their loved ones for free. I'm inspired by our Ukrainian employees and the colleagues across ING who are supporting them in various ways. In addition, we stopped doing new business with Russian companies. We continue to monitor the situation closely, managing and controlling risks while assisting our colleagues and clients wherever possible.

"The geopolitical situation has also impacted our financial results, as the increased risk on our Russia-related exposure led us to book additional provisions in Wholesale Banking. Income was strong this quarter, supported by resilient net interest income and continued fee growth. We also maintained good cost control despite pressure from inflation. As our capital position remains strong, we announce an additional capital distribution to our shareholders of €1.25 billion.

"ING aims to be a banking leader when it comes to sustainability and the transition to a low-carbon economy. We worked hard over the years to build a power generation lending book that's 60% renewables, outperforming by far the most ambitious climate goal of the Paris Agreement. We went a step further in March and announced that we aim to grow new financing of renewable energy by 50% by year-end 2025 from 2021 and will no longer provide dedicated finance to new oil & gas fields. These steps are aligned with the International Energy Agency's Net-Zero Emissions by 2050 Roadmap.

"Delivering value through a superior customer experience remains important. An example from this quarter is how we became the first bank in Spain to offer instant lending for new clients, with tailor-made pricing based on our analysis of the applicant's data. And as we digitalise our product offering, we launched Self Invest via mobile in Belgium, expanding the possibilities for our customers when it comes to online trading. Customers continue to choose for investment products, as total number of investment accounts globally rose nearly 13% year-on-year.

"The global uncertainty and supply chain disruptions are impacting the price of energy and other goods and services. This has caused inflation to rise strongly, impacting economic growth at least in the short term. In line with our strategy, we continue to focus on providing our customers with a superior experience, helped by our technology foundations, and facilitating the transition to a low carbon economy, supported by our prudent risk approach."

Investor enquiries
E: investor.relations@ing.com

Press enquiries
T: +31 (0)20 576 5000
E: media.relations@ing.com

Analyst call
6 May 2022 at 9:00 am CET
+31 (0)20 341 8221 (NL)
+44 203 365 3209 (UK)
+1 866 349 6092 (US)
Live audio webcast at www.ing.com

Media call
6 May 2022 at 11:00 am CET
+31 (0)20 531 5855 (NL)
+44 203 365 3210 (UK)
Live audio webcast at www.ing.com

Business Highlights

Primary customers	Net result	CET1 ratio
14.0 mln stable since 4Q2021	**€429 mln** -57% vs 1Q2021	**14.9%** -1.0%-point vs 4Q2021
Mobile-only customers	**Fee income**	**Return on equity (4-qtr rolling avg)**
52% in % of total active customers vs 51% at 4Q2021	**€933 mln** +9% vs 1Q2021	**8.0%** +2.6%-points vs 1Q2021

Customer experience

NPS score:

Ranked #1 in 6 of 11 Retail markets
(excl. France)

We had 14 million primary customers at the end of March. This is 4% higher than a year ago and stable compared to last quarter, with notable increases in Germany and Romania. This number excludes the three retail countries we announced we'd exit.

The pandemic has catalysed digital commerce and mobile payments at the expense of cash and traditional plastic cards. We're still seeing a record number of mobile card payments, and we are taking steps to make it easier for our small and medium-sized business customers to receive those payments. In Poland, for example, we began offering an app that turns a smartphone into a mobile card terminal. This makes us the first bank in the country to offer our own 'point of sale' app, integrated into our channels. We've launched a similar app in Romania in the first quarter of 2022.

Our focus on customer experience was recognised in Germany, where we were named 'most preferred bank' and 'online broker of the year' in a survey conducted by Euro magazine. In Poland, we were named 'institution of the year' by mojebankowanie.pl based on interactions with clients; as well as 'best bank in Poland', 'best mobile app', 'best online banking' and 'best mortgage service'.

Sustainability

Sustainability deals supported by ING:

77 in 1Q22
vs 73 in 1Q21

Sustainability is at the heart of what we do, so we are looking at where we can further integrate and professionalise it into our business. As we report on the number of sustainability deals, we now include deals that are in line with each sector's sustainability market standards, such as those defined in the EU Taxonomy.

We've also updated our Green Bond Framework to meet higher standards on transparency and disclosure. This strengthens our sustainable debt strategy and contributes to a diversified investor base. The framework is now aligned with the ICMA Green Bond Principles 2021 and where possible with the EU Taxonomy (EUT) Regulation and the EUT Delegated Act.

We're increasing our sustainability offering for Retail and Business Banking customers. We launched a green mortgage product in the Netherlands, our biggest market, and have the ambition to roll out similar products in all markets in the coming years. We also introduced a green lending proposition in Business Banking in Turkey.

In the Netherlands, we launched a payment card made from recycled plastic, which will gradually replace all payment cards in the country. Research shows that the production of cards made from recycled PVC emits 19% less greenhouse gasses than those made with 'new' PVC. Other retail countries are also working on this.

In the first quarter, ING was joint bookrunner for Vodafone Ziggo's debut €2.1 billion sustainability-linked bond. This builds on our earlier role as sustainability advisor for the update of the telecommunications company's sustainability framework.

Two ING deals closed in 2021 won top awards in March 2022 at the Environmental Finance Awards, reflecting industry recognition of ING's strategy in action. The sustainability-linked loan of the year was our $3.25 billion deal with building materials company CEMEX, and the asset-backed/asset-based green bond of the year was the inaugural $1.35 billion green securitisation for technology infrastructure company Aligned.

2 ING Press Release 1Q2022

3 ING Press Release 1Q2022 Consolidated Results Consolidated results 1Q2022 1Q2021 Change 4Q2021 Change Profit or loss (in € million) Net interest income 3,415 3,513 - 2.8% 3,374 1.2% Net fee and commission income 933 854 9.3% 925 0.9% Investment income 29 39 - 25.6% 15 93.3% Other income 222 296 - 25.0% 310 - 28.4% Total income 4,600 4,702 - 2.2% 4,624 - 0.5% Expenses excl. regulatory costs 2,296 2,429 - 5.5% 2,562 - 10.4% Regulatory costs 1) 649 587 10.6% 385 68.6% Operating expenses 2,945 3,016 - 2.4% 2,947 - 0.1% Gross result 1,655 1,686 - 1.8% 1,677 - 1.3% Addition to loan loss provisions 2) 987 223 342.6% 346 185.3% Result before tax 668 1,463 - 54.3% 1,331 - 49.8% Taxation 194 439 - 55.8% 351 - 44.7% Non - controlling interests 46 18 155.6% 35 31.4% Net result 429 1,005 - 57.3% 945 - 54.6% Profitability and efficiency Interest margin 1.37% 1.46% 1.37% Cost/income ratio 64.0% 64.1% 63.7% Risk costs in bps of average customer lending 62 15 22 Return on equity based on IFRS - EU equity 3) 3.3% 7.8% 7.2% ING Group common equity Tier 1 ratio 14.9% 15.5% 15.9% Risk - weighted assets (end of period, in € billion) 334.9 311.0 7.7% 313.1 7.0% Customer balances (in € billion) Customer lending 633.9 623.5 1.7% 632.8 0.2% Customer deposits 629.9 628.2 0.3% 617.3 2.0% Net core lending growth (in € billion) 4) 0.4 17.8 13.4 Net core deposits growth (in € billion) 4) - 0.7 8.1 - 2.1 1) Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and the (European) Single Resolution Fund (‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs. 3) Annualised net result divided by average IFRS - EU shareholders' equity excluding reserved pro fi ts not included in CET1 capital. 4) Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Total income Total income in 1Q2022 was strong at €4,600 million, supported by resilient net interest income, higher fee income and positive valuation adjustments in other income. Other income included an impairment of €150 million on our equity stake in TMBThanachart Bank (hereafter: TTB), which was caused by an adjustment of the carrying value based on updated parameters and outlook. Excluding this impairment, income increased slightly on both comparable quarters. Net interest income was €3,415 million in 1Q2022 and included a €82 million ECB funding rate bene fi t from the TLTRO III programme. In 4Q2021 the TLTRO III bene fi t was €84 million. In 1Q2021, the bene fi t amount was signi fi cantly higher at €233 million, as it included the cumulative recognition of the funding rate bene fi t for the period 24 June 2020 until 31 March 2021. Excluding the aforementioned TLTRO III bene fi ts, net interest income increased by €53 million compared with 1Q2021, mainly due to higher Treasury - related interest results and higher net interest income in Financial Markets. Lending recorded volume growth year - on - year, both in mortgages and in other lending, at slightly lower margins. On the liability side of the balance sheet, average balances slightly declined, while the margin on customer deposits was stable year - on - year. Sequentially, net interest income excluding TLTRO III bene fi ts increased by €43 million, mainly driven by higher Treasury - related interest income and furthermore supported by higher margins on liabilities in a rising interest rate environment, while 4Q2021 had contained a € - 23 million reclassi fi cation in Retail Belgium from other income to net interest income. 3,374 3,513 3,415 3,340 3,388 Net interest income excl. TLTRO 1Q2021 2Q2021 3Q2021 4Q2021 1Q2022 Net interest income TLTRO 3,280 3,333 3,304 84 233 82 83 84 1.39% 1.37% 1.40% 1.40% 1.37% 3,290 1.46% 1.42% 1.37% 1.38% 1.36% 3,257 The net interest margin compared with 4Q2021 was stable at 1.37%, as an increase in net interest income was o ﬀ set by an increase in the average balance sheet. In line with the previous quarter, the TLTRO III bene fi t contributed three basis points to the average net interest margin. Net interest income (in € million) and net interest margin (in %) 4,000 1.80 Net interest margin Net interest margin 4 - quarter rolling average 2,000 2,500 3,000 3,500 1.65 1.50 1.35 1.20

Consolidated Results

Net core lending growth, which is customer lending growth adjusted for currency impacts and excluding developments in Treasury lending and in the WUB run-off portfolio, was €0.4 billion in 1Q2022. Net core lending growth in Retail Banking was €5.6 billion and consisted of €3.8 billion growth in residential mortgages (primarily in Germany, Australia and Spain) and €1.8 billion growth in other retail lending. In Wholesale Banking, net core lending growth was €-5.2 billion, mainly due to a decrease in TLTRO-related short-term facilities in Financial Markets.

Net core deposits growth was €-0.7 billion in 1Q2022. In Retail Banking, net customer deposits decreased by €7.0 billion, caused by a €7.3 billion outflow in Germany, primarily reflecting the impact of the introduction of negative interest rate charging to clients with liability balances over €50,000. In Wholesale Banking, net customer deposits increased by €6.3 billion, mainly reflecting higher current account balances in daily banking.

Net fee and commission income amounted to €933 million and rose 9.3% from 1Q2021, with both Retail and Wholesale Banking contributing to the increase. In Retail Banking, this was mainly due to higher fees for payment packages, while fees on investment products were lower than in 1Q2021, which had included increased trading activity in Germany. Fee income for Wholesale Banking grew 16.5% year-on-year, supported by improved syndicated deal activity in Lending and higher commodity prices, which supported fees in Trade & Commodity Finance. Compared with the strong 4Q2021, total fee income rose 0.9%. In Retail Banking, this was mainly driven by higher fees for investment products. In Wholesale Banking, higher fees for Lending were largely offset by a decline in fees from Financial Markets and Corporate Finance transactions after a peak in deal flow in 4Q2021.

Investment income was €29 million in 1Q2022, reflecting lower realised gains on the disposal of debt instruments compared with 1Q2021. Sequentially, these gains were higher.

Other income was €222 million in 1Q2022. Excluding the €150 million impairment on ING's equity stake in TTB, other income increased on both comparable quarters, mainly in Group Treasury due to hedge ineffectiveness and positive revaluations of instruments not in hedge accounting. 4Q2021 had included a €28 million gain on an investment in an associate and a reclassification of €-23 million from other income to net interest income.

Operating expenses

Total operating expenses decreased to €2,945 million, as we maintained good cost control despite pressure from inflation.

Excluding regulatory costs and incidental items, expenses decreased by €49 million, or 2.1%, compared with 1Q2021. The impact of annual salary increases was more than compensated by a reduction in FTEs and IT costs. Compared with 4Q2021, expenses excluding regulatory costs and incidental items decreased by €100 million, or 4.2%. This was mainly due to lower performance-related staff expenses and lower marketing costs.

Operating expenses (in € million)



3,000
2,500
2,000
1,500
84
587
2,345
39
172
2,333
233
121
2,331
166
385
2,396
649
2,296
1Q2021
2Q2021
3Q2021
4Q2021
1Q2022
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

There were no incidental expense items in this quarter, while 1Q2021 had €84 million of incidental items, consisting of €73 million of redundancy and restructuring costs for the branch network and the retail advice organisation in the Netherlands, as well as €11 million of restructuring costs following the announcement to leave the retail banking market in the Czech Republic. The fourth quarter of 2021 included €166 million of incidental items. This consisted of €141 million of redundancy provisions and impairments related to the announcement to leave the retail banking market in France, €14 million of provisions and impairments for other Retail C&G countries and €11 million of additional redundancy provisions and costs related to the accelerated closure of branches in the Netherlands.

Regulatory costs were €649 million and are usually high in the first quarter of the year. This reflects the requirement to recognise certain annual charges in full in the first quarter, such as the contributions to the European Single Resolution Fund (SRF) and the Belgian deposit guarantee scheme, as well as the Belgian bank tax (whereas the annual Dutch bank tax is usually recorded in the fourth quarter). The increase in regulatory costs compared with 1Q2021 was mainly caused by a higher tariff for the European SRF contribution to catch up with a stronger-than-expected increase in covered deposits in the Banking Union.

Addition to loan loss provisions

Net additions to loan loss provisions were €987 million in 1Q2022, which is equivalent to 62 basis points of average customer lending. The geopolitical situation, with the Russian invasion of Ukraine, had a significant impact on the risk costs in this quarter, with €834 million of risk costs associated with our Russia-related exposure. Of this amount, €71 million were individual risk costs in Stage 3. The majority was in Stage 2 due to negative rating migration following the sovereign rating downgrade and the transfer of certain clients to the watch list, as well as a management overlay on our Russian exposure.

As per the end of 1Q2022, €2.5 billion has been included in CET1 capital to cover for expected and unexpected losses on our Russia-related exposure. This consists of the aforementioned €0.8 billion of loan loss provisions and €1.7

4

ING Press Release 1Q2022

5 ING Press Release 1Q2022 Consolidated Results billion of CET1 capital equivalent (at 12.5%) of €13.3 billion total credit RWA on Russia - related exposure. Excluding our Russia - related exposure, risk costs were limited to €153 million compared with €223 million in 1Q2021 and €346 million in 4Q2021. A collective Stage 2 provision of €178 million was recorded, re fl ecting an update of the macroeconomic indicators, while €124 million was released from Covid sector overlays taken in previous quarters. Addition to loan loss provisions (in € million) - 500 0 500 1,000 - 91 39 223 987 346 1Q2021 2Q2021 3Q2021 4Q2021 1Q2022 Stage 3 S2a%#  9 A ',!*3"',% - oR a*a,!# 1&##2 a," + - "'m!a2' - ,1 R'1) ! - 121 ', .1 - $ a4#0a%# !312 - +#0 *#,"',% Ia,,3a*'1#"K - 50 50 100 62 3 22 - 6 0 15 Total net additions to Stage 3 provisions in 1Q2022 were €154 million compared with €386 million in the previous quarter. Stage 1 and Stage 2 risk costs (including o ﬀ - balance sheet provisioning and modi fi cations) were €833 million versus a net release of €39 million in 4Q2021. Net result ING’s 1Q2022 net result was €429 million, which was lower than in both comparable quarters. The decrease was due to higher risk costs and the impairment on TTB. The e ﬀ ective tax rate was 29.0% in 1Q2022 compared with 30.0% in 1Q2021 and 26.4% in 4Q2021. The higher quarterly e ﬀ ective tax rate of 29.0% compared with the full - year 2021 e ﬀ ective tax rate of 27.7% takes into account the aforementioned TTB impairment, which is not tax - deductible. Return on equity ING Group (in %) 15 0 10 1Q2021 2Q2021 3Q2021 4Q2021 1Q2022 Return on IFRS - EU equity (quarter) Return on IFRS - EU equity (4 - quarter rolling average) 9.2 8.0 3.3 5.4 5 8.8 7.8 11.2 10.4 7.2 7.7 In 1Q2022, ING’s return on average IFRS - EU equity decreased to 3.3%. On a four - quarter rolling average basis, the return on ING’s average IFRS - EU equity declined to 8.0% from 9.2% in the previous four - quarter rolling period. This was due to a lower four - quarter rolling net result and a slight increase in average equity. ING’s return on equity is calculated using IFRS - EU shareholders' equity after excluding 'reserved pro fi t not included in CET1 capital', which amounted to €1,783 million as per the end of 1Q2022. This fi gure re fl ects 50% of both the FY2021 and 1Q2022 resilient net pro fi t, which has been reserved for distribution in line with our policy, minus the amount for the interim dividend 2021, which was paid in October. The resilient net pro fi t over 1Q2022, which is de fi ned as net pro fi t adjusted for signi fi cant items not linked to the normal course of business, was equal to net pro fi t.

Consolidated Balance Sheet

Consolidated balance sheet

in € million	31 Mar. 22	31 Dec. 21		31 Mar. 22	31 Dec. 21
Assets			**Liabilities**		
Cash and balances with central banks	131,374	106,520	Deposits from banks	88,742	85,092
Loans and advances to banks	26,180	23,592	Customer deposits	629,870	617,296
Financial assets at fair value through profit or loss	128,397	101,956	- savings accounts	307,981	314,893
- trading assets	55,609	51,381	- credit balances on customer accounts	285,663	279,805
- non-trading derivatives	1,868	1,536	- corporate deposits	35,157	22,174
- designated as at fair value through profit or loss	6,409	6,355	- other	1,069	424
- mandatorily at fair value through profit or loss	64,512	42,684	Financial liabilities at fair value through profit or loss	99,367	71,041
Financial assets at fair value through OCI	29,825	30,635	- trading liabilities	34,627	27,113
- equity securities fair value through OCI	2,539	2,457	- non-trading derivatives	2,661	2,120
- debt securities fair value through OCI	26,468	27,340	- designated as at fair value through profit or loss	62,079	41,808
- loans and advances fair value through OCI	819	838	Other liabilities	20,368	14,707
Securities at amortised cost	48,214	48,319	Debt securities in issue	99,111	91,784
Loans and advances to customers	628,072	627,508	Subordinated loans	16,388	16,715
- customer lending	633,850	632,782	**Total liabilities**	**953,846**	**896,635**
- provision for loan losses	-5,778	-5,274			
Investments in associates and joint ventures	1,490	1,587	**Equity**		
Property and equipment	2,540	2,515	Shareholders' equity	53,475	53,919
Intangible assets	1,136	1,156	Non-controlling interests	601	736
Other assets	10,694	7,502	**Total equity**	**54,076**	**54,654**
Total assets	**1,007,922**	**951,290**	**Total liabilities and equity**	**1,007,922**	**951,290**

Balance sheet

In 1Q2022, ING's balance sheet increased by €56.6 billion to €1,007.9 billion, including €4.0 billion of positive currency impacts. The increase was mainly due to higher financial assets at fair value through profit or loss (primarily reverse repos) and higher cash and balances with central banks. Customer lending increased by €1.1 billion, with the growth in Retail Banking largely offset by lower short-term lending in Wholesale Banking. The increase in other assets was mainly related to an increase in financial transactions to be settled.

On the liability side of the balance sheet, the main increase was in financial liabilities at fair value through profit or loss (predominantly repos, mirroring the development on the asset side of the balance sheet). Customer deposits were up by €12.6 billion. This was predominantly due to higher corporate deposits in Treasury and Wholesale Banking (mainly Bank Mendes Gans), while there was an outflow in Retail Germany following the charging of negative interest rates. Debt securities in issue were up by €7.3 billion, almost fully attributable to a higher amount of certificates of deposits and commercial paper (CD/CPs). Other (mainly long term) debt securities in issue remained stable, as new issuances were offset by maturities. Other liabilities increased mainly due to an increase in financial transactions to be settled.

Shareholders' equity

Change in shareholders' equity

in € million	1Q2022
Shareholders' equity beginning of period	**53,919**
Net result for the period	429
(Un)realised gains/losses fair value through OCI	-67
(Un)realised other revaluations	0
Change in cashflow hedge reserve	-1,090
Change in liability credit reserve	147
Defined benefit remeasurement	4
Exchange rate differences	127
Change in treasury shares	-140
Change in employee stock options and share plans	8
Other changes	139
Total changes	**-444**
Shareholders' equity end of period	**53,475**

Shareholders' equity in 1Q2022 decreased by €444 million, primarily due to a €1,090 million negative change in the cashflow hedge reserve, which was mainly a result of interest rate movements. The decrease was partly offset by the €429 million net result recorded in 1Q2022. Shareholders' equity per share decreased to €14.20 on 31 March 2022 from €14.28 on 31 December 2021.

6 ING Press Release 1Q2022

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Mar. 2022	31 Dec. 2021
Shareholders' equity (parent)	53,475	53,919
- Interim profits not included in CET1 capital[1]	-1,783	-1,568
- Other regulatory adjustments	-1,786	-2,590
Regulatory adjustments	-3,568	-4,159
Available common equity Tier 1 capital	**49,907**	**49,760**
Additional Tier 1 securities[2]	6,046	6,808
Regulatory adjustments additional Tier 1	59	50
Available Tier 1 capital	**56,012**	**56,618**
Supplementary capital - Tier 2 bonds[3]	9,178	9,341
Regulatory adjustments Tier 2	-49	-158
Available Total capital	**65,141**	**65,801**
Risk-weighted assets	334,905	313,064
Common equity Tier 1 ratio	**14.9%**	**15.9%**
Tier 1 ratio	16.7%	18.1%
Total capital ratio	19.5%	21.0%
Leverage Ratio	**5.7%**	**5.9%**

[1] The interim profits not included in CET1 capital as per 31 March 2022 amounted to €1,783 million, of which €214 million relates to the 1Q2022 result and €1,568 million to the result of 2021.
[2] All AT1 securities are CRR/CRD V-compliant.
[3] All T2 securities are CRR/CRD V-compliant for 1Q2022 (4Q2021: €153 million was subject to CRR/CRD IV grandfathering rules).

Capital ratios

The CET1 ratio decreased to 14.9%, as higher CET1 capital was more than offset by higher RWA. CET1 capital increased mainly due to the inclusion of €0.2 billion of interim profits.

The reduction of the Tier 1 ratio reflects the redemption, announced in March 2022, of a $1 billion AT1 instrument in April 2022. The decrease in the Total capital ratio mirrors trends in the Tier 1 ratio and excludes previously grandfathered Tier 2 instruments (€0.2 billion) as these instruments no longer qualify as Tier 2 per CRR art. 486.

The change in the leverage ratio was driven by a decrease in Tier 1 capital as well as higher leverage exposure. The ECB authorised the exclusion of certain central bank exposures (€115 billion) until the end of 1Q2022. Without the exclusion, the leverage ratio would have been 5.1% (4Q2021: 5.4%).

Risk-weighted assets (RWA)

The increase in total RWA mainly reflects higher credit RWA.

ING Group: Composition of RWA		
in € billion	31 Mar. 2022	31 Dec. 2021
Credit RWA	288.4	268.5
Operational RWA	32.9	35.6
Market RWA	13.6	9.0
Total RWA	**334.9**	**313.1**

Excluding currency impacts, credit RWA increased by €19.0 billion, mainly driven by model impacts (€8.7 billion), of which €7.3 billion was due to the introduction of a risk-weight floor on Dutch residential mortgages by the Dutch Central Bank. The increase further reflects higher lending volumes (€2.1 billion) and €9.0 billion of rating migration on Russia-related exposure following the sovereign rating downgrade, which was partly offset by positive risk migration in other parts of the book (€-3.0 billion). The FX impact on RWA was €1.0 billion, mainly driven by appreciation of the USD and AUD. Lower operational RWA (€-2.6 billion) were due to regular updates to the AMA model. The increase in market RWA (€4.5 billion) was driven by higher market volatility.

Distribution

ING has reserved €214 million of the 1Q2022 net profit for distribution. Resilient net profit in 1Q2022 (which is defined as net profit adjusted for significant items not linked to the normal course of business) was equal to net profit as there were no adjustments to make.

Following our distribution policy of a 50% pay-out ratio on resilient net profit, a final cash dividend over 2021 of €0.41 per share will be paid on 9 May 2022.

On 28 February 2022, ING announced that it had completed a share buyback programme for €1,744 million to distribute the remaining amount of profits originally reserved over 2019. A total number of 139.7 million ordinary shares were repurchased under the programme and will be cancelled.

We will take a next step in converging our CET1 ratio towards our ambition level by distributing an additional €1,250 million. We will pay a cash dividend of €0.232 per share on 18 May 2022 and we will distribute the remaining amount (€380 million) via a share buyback, which will commence on 12 May 2022 and is expected to end no later than 2 November 2022. A separate announcement with more detailed information has been made.

CET1 requirement

ING has a CET1 ratio ambition of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 10.51% (4Q2021: 10.51%).

ING Press Release 1Q2022 7

Capital, Liquidity and Funding

TLAC and MREL requirements

Total Loss Absorption Capacity (TLAC) and Minimum Required Eligible Liabilities (MREL) requirements apply to ING Group at the consolidated level of the resolution group. The available TLAC and MREL capacity consists of own funds and senior debt instruments issued by ING Group.

TLAC requirements increased from 21.03% to 23.03% of RWA and from 6.0% to 6.75% of leverage exposure (LR). The TLAC surpluses decreased due to these higher TLAC requirements as well as higher RWA/leverage exposure, which were partly offset by increased TLAC capacity following the issuance of senior debt instruments (total €6.6 billion).

ING Group: TLAC requirement

in € million	31 Mar. 2022	31 Dec. 2021
TLAC capacity	101,439	95,815
TLAC (as a percentage of RWA)	30.3%	30.6%
TLAC (as a percentage of leverage exposure)	10.3%	10.1%
TLAC surplus (shortage) based on LR	**35,238**	**38,639[1]**
TLAC surplus (shortage) based on RWA	**24,319**	**29,978**

[1] The prior period surplus has been updated to improve consistency

Intermediate MREL requirements of 27.32% of RWA and 5.97% of LR apply as per 1 January 2022. MREL surpluses increased as a higher MREL capacity following the issuance of senior debt instruments was only partly offset by higher RWA/leverage exposure.

ING Group: MREL requirement

in € million	31 Mar. 2022	31 Dec. 2021
MREL capacity	102,016	95,880
MREL (as a percentage of RWA)	30.5%	30.6%
MREL (as a percentage of leverage exposure)	10.4%	10.1%
MREL surplus (shortage) based on LR[1]	**43,465**	**38,990[2]**
MREL surplus (shortage) based on RWA[1]	**10,529**	**10,357**

[1] The MREL surplus is based on the intermediate MREL requirements that are binding as per 1 January 2022
[2] The prior period surplus has been updated to improve consistency

Liquidity and funding

In 1Q2022, the 12-month moving average Liquidity Coverage Ratio (LCR) decreased from 139% to 138%.

LCR 12-month moving average

in € billion	31 Mar. 2022	31 Dec. 2021
Level 1	160.6	154.8
Level 2A	5.3	5.0
Level 2B	5.8	5.6
Total HQLA	**171.7**	**165.4**
Stressed Outflow	**214.8**	**206.6**
Stressed Inflow	**90.5**	**87.5**
LCR	**138%**	**139%**

In line with the Net Stable Funding Ratio (NSFR) regulatory requirement, which has been effective since 2Q2021, in 1Q2022 the NSFR of ING remained comfortably above the regulatory minimum of 100%.

The funding mix in 1Q2022 stayed largely the same as in 4Q2021. A decrease in the share of retail deposits was observed, compensated by an increase in the share of lending/repurchase agreements and corporate deposits.

ING Group: Loan-to-deposit ratio and funding mix

In %	31 Mar. 2022	31 Dec. 2021
Loan-to-deposit ratio	1.00	1.02
Key figures		
Customer deposits (retail)	48%	51%
Customer deposits (corporate)	22%	21%
Lending / repurchase agreements	8%	5%
Interbank	9%	9%
CD/CP	4%	3%
Long-term senior debt	8%	8%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position increased by €3.6 billion versus 4Q2021. The increase was due to €6.6 billion Senior HoldCo issuance and €3.75 billion covered bond issuance in Germany (€1.5 billion) and in the Netherlands (€2.25 billion), offset by maturities of €6.7 billion.

Long-term debt maturity ladder per currency, 31 March 2022

in € billion	Total	'22	'23	'24	'25	'26	'27	>'27
EUR	54	2	5	1	5	3	5	33
USD	19	1	3	1	0	4	3	8
Other	8	0	1	1	0	2	0	3
Total	**81**	4	9	3	6	9	8	44

Ratings

The ratings and outlook from S&P, Moody's, Fitch and GBB-Rating remained unchanged in the quarter.

Credit ratings of ING on 5 May 2022

	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

8

ING Press Release 1Q2022

Risk Management

ING Group: Total credit outstandings[1]

in € million	Credit outstandings 31 Mar. 2022	Credit outstandings 31 Dec. 2021	Stage 2 31 Mar. 2022	Stage 2 31 Dec. 2021	Stage 2 ratio 31 Mar. 2022	Stage 2 ratio 31 Dec. 2021	Stage 3 31 Mar. 2022	Stage 3 31 Dec. 2021	Stage 3 ratio 31 Mar. 2022	Stage 3 ratio 31 Dec. 2021
Residential mortgages	322,573	317,427	9,277	9,411	2.9%	3.0%	3,406	3,527	1.1%	1.1%
of which Netherlands	112,053	112,133	2,773	2,908	2.5%	2.6%	786	678	0.7%	0.6%
of which Belgium	42,242	41,974	3,763	3,855	8.9%	9.2%	1,267	1,316	3.0%	3.1%
of which Germany	86,969	85,355	1,326	1,399	1.5%	1.6%	366	363	0.4%	0.4%
of which Rest of the world	81,309	77,964	1,415	1,249	1.7%	1.6%	987	1,170	1.2%	1.5%
Consumer lending	26,604	26,758	2,263	2,269	8.5%	8.5%	1,156	1,188	4.3%	4.4%
Business lending	98,959	96,984	10,877	10,671	11.0%	11.0%	3,004	3,186	3.0%	3.3%
of which business lending Netherlands	36,387	36,203	4,616	4,794	12.7%	13.2%	788	922	2.2%	2.5%
of which business lending Belgium	44,173	43,024	4,465	4,287	10.1%	10.0%	1,539	1,543	3.5%	3.6%
Other retail banking	50,985	46,455	708	616	1.4%	1.4%	180	195	0.4%	0.4%
Retail Banking	**499,121**	**487,624**	**23,125**	**22,967**	**4.6%**	**4.7%**	**7,746**	**8,096**	**1.6%**	**1.7%**
Lending	163,483	162,526	18,945	15,262	11.6%	9.4%	2,905	2,844	1.8%	1.7%
Daily Banking & Trade Finance	70,049	71,165	3,054	2,444	4.4%	3.4%	545	502	0.8%	0.7%
Financial Markets	10,892	7,803	705		6.5%	0.0%			0.0%	0.0%
Treasury & other	75,413	58,209	261	228	0.3%	0.4%	65	70	0.1%	0.1%
Wholesale Banking	**319,837**	**299,703**	**22,965**	**17,934**	**7.2%**	**6.0%**	**3,515**	**3,416**	**1.1%**	**1.1%**
Total loan book	**818,958**	**787,327**	**46,090**	**40,901**	**5.6%**	**5.2%**	**11,261**	**11,512**	**1.4%**	**1.5%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off balance positions) and Corporate Line.

Credit risk management

Total credit outstandings rose in 1Q2022, mainly due to increases in cash and balances with central banks (reflected in 'other retail banking' and 'Treasury & Other') and in residential mortgages in Rest of the world, slightly offset by a decrease in Daily Banking & Trade Finance. Stage 2 outstandings rose primarily in Wholesale Banking lending following the downgrades of Russian clients. Stage 3 outstandings slightly decreased in this quarter within Retail Banking.

In 1Q2022, ING Group's stock of provisions increased due to the impact of the invasion in Ukraine on the Russian portfolio. The increase is triggered by higher Stage 2 provisions, reflecting rating migration of Russia-related exposure after the sovereign rating downgrade, and by additional clients on the watch list. The Stage 3 coverage ratio declined to 33.0% versus 33.4% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

in € million	31 Mar. 2022	31 Dec. 2021	Change
Stage 1 - 12-month ECL	464	501	-36
Stage 2 - Lifetime ECL not credit impaired	1,869	1,016	853
Stage 3 - Lifetime ECL credit impaired	3,714	3,847	-133
Purchased credit impaired	5	4	1
Total	**6,053**	**5,368**	**684**

[1] At the end of March 2022, the stock of provisions included provisions for loans and advances to central banks (€19 million), loans and advances to banks (€154 million), financial assets at FVOCI (€48 million), securities at amortised cost (€20 million), provisions for loans and advances to customers (€5,778 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€33 million).

Market risk

The average Value-at-Risk (VaR) for the trading portfolio increased to €10 million compared with €5 million in 4Q2021.

ING Group: Consolidated VaR trading books

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	1	21	3	7
Equities	2	5	3	5
Interest rate	4	17	7	6
Credit spread	2	15	5	3
Diversification			-8	-11
Total VaR[1]	**5**	**22**	**10**	**10**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering (AML) matters, and in the context of significantly increased attention to the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non-financial risks.

ING Press Release 1Q2022

9

10 ING Press Release 1Q2022 Segment Reporting: Retail Banking Risk Management ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement.

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account	Retail Benelux			Netherlands			Belgium		
In € million	1Q2022	1Q2021	4Q2021	1Q2022	1Q2021	4Q2021	1Q2022	1Q2021	4Q2021
Profit or loss									
Net interest income	1,187	1,300	1,219	767	842	822	419	457	397
Net fee and commission income	334	295	336	209	173	206	125	121	129
Investment income	21	25	3	10	23	3	11	2	0
Other income	164	108	95	101	47	30	63	62	65
Total income	**1,705**	**1,728**	**1,652**	**1,087**	**1,086**	**1,061**	**618**	**642**	**592**
Expenses excl. regulatory costs	787	895	844	435	537	465	351	358	379
Regulatory costs	334	323	108	113	114	77	220	209	31
Operating expenses	**1,120**	**1,218**	**952**	**549**	**651**	**542**	**571**	**567**	**410**
Gross result	**585**	**510**	**700**	**539**	**435**	**519**	**47**	**74**	**182**
Addition to loan loss provisions	-21	107	95	-17	-10	49	-4	117	46
Result before tax	**607**	**403**	**605**	**556**	**445**	**470**	**51**	**-43**	**136**
Profitability and efficiency									
Net core lending growth (in € billion)	1.7	-0.1	0.4	0.6	0.2	0.0	1.1	-0.4	0.3
Net core deposits growth (in € billion)	1.7	4.5	4.2	2.9	5.1	3.8	-1.3	-0.5	0.4
Cost/income ratio	65.7%	70.5%	57.6%	50.5%	59.9%	51.1%	92.5%	88.4%	69.3%
Risk costs in bps of average customer lending	-4	17	16	-4	-3	13	-2	52	21
Return on equity based on 12.5% CET1[1]	16.6%	11.4%	17.0%	27.5%	25.0%	25.1%	2.9%	-2.7%	7.7%
Risk-weighted assets (end of period, in € billion)	91.9	82.6	82.6	52.3	41.9	44.6	39.6	40.7	38.0

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income was impacted year-on-year by lower margins on both customer deposits and lending. This was partly compensated by the increased charging of negative interest rates. Sequentially, the net interest result mainly reflected lower interest income from mortgages, as there is a delay in the translation of higher funding costs into client rates, while income from prepayment penalties was also lower. The TLTRO III benefit was €11 million in this quarter compared with €9 million in 4Q2021 and €23 million in 1Q2021. Fee income increased on both comparable quarters, primarily in daily banking. This was supported by an increase in fees for payment packages per 1 January 2022 (following an increase per 1 April 2021) and higher transaction-related income. Other income was up on both comparable quarters, driven by valuation gains in Treasury.

Net core lending grew by €0.6 billion in 1Q2022, reflecting €0.3 billion of higher mortgage volumes and a €0.3 billion increase in other lending. Net core deposits growth was €2.9 billion, mainly driven by higher current account balances.

Operating expenses were lower year-on-year as 1Q2021 had included €73 million of redundancy and restructuring costs. Excluding those incidental item costs as well as regulatory costs, expenses decreased 6.3% mainly due to lower staff and office-space related costs. Operating expenses rose sequentially reflecting seasonally higher regulatory costs. Excluding regulatory costs, expenses decreased, driven by lower staff, IT and marketing costs, as well as lower costs related to office space, while 4Q2021 had included €11 million of redundancy provisions.

Risk costs showed a net release of €17 million, caused by releases in the mortgage and business lending portfolios.

Retail Belgium (including Luxembourg)

Net interest income was affected year-on-year by a lower TLTRO III benefit and margin pressure on customer deposits. The TLTRO III benefit was €12 million in 1Q2022 compared with €38 million in 1Q2021, which had included a cumulative recognition for the period starting 24 June 2020. Sequentially, interest income increased because of higher Treasury-related interest results and a €-23 million reclassification from other income to net interest income in 4Q2021. Fee income increased year-on-year, reflecting higher daily banking fees driven by payment-package fee increases during 2021; however, fee income declined somewhat from 4Q2021. Investment income in 1Q2022 reflected a realised capital gain.

Net core lending growth was €1.1 billion in 1Q2022, fully due to business lending. Net core deposits decreased by €1.3 billion, mainly reflecting lower current account balances for one large client.

Operating expenses included the annual Belgian regulatory costs, which are booked in full in the first quarter of each year. Excluding regulatory costs, expenses were lower on both comparable quarters, predominantly reflecting lower staff and IT costs, while marketing costs declined sequentially. This more than offset the impact of automatic salary indexation.

Risk costs showed a net release of €4 million, mainly in business lending, related to sector overlays.

ING Press Release 1Q2022

11

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account

	Retail Challengers & Growth Markets			Germany			Other Challengers & Growth Markets		
In € million	1Q2022	1Q2021	4Q2021	1Q2022	1Q2021	4Q2021	1Q2022	1Q2021	4Q2021
Profit or loss									
Net interest income	1,087	1,057	1,031	352	378	348	735	679	683
Net fee and commission income	275	278	269	136	148	125	139	130	144
Investment income	2	6	12	1	6	8	1	0	4
Other income	-21	62	88	62	15	29	-83	47	59
Total income	**1,344**	**1,403**	**1,400**	**552**	**548**	**510**	**792**	**855**	**890**
Expenses excl. regulatory costs	752	780	926	258	256	263	495	524	663
Regulatory costs	144	117	100	46	33	32	99	84	67
Operating expenses	**897**	**897**	**1,026**	**303**	**289**	**296**	**593**	**608**	**730**
Gross result	**447**	**505**	**374**	**249**	**259**	**214**	**198**	**247**	**160**
Addition to loan loss provisions	70	85	35	22	3	7	47	82	27
Result before tax	**377**	**420**	**339**	**226**	**255**	**207**	**151**	**165**	**132**
Profitability and efficiency									
Net core lending growth (in € billion)	3.9	2.8	4.4	1.7	1.3	2.2	2.3	1.5	2.2
Net core deposits growth (in € billion)	-8.7	0.2	-1.5	-7.3	1.7	-5.0	-1.4	-1.5	3.5
Cost/income ratio	66.7%	64.0%	73.3%	54.9%	52.8%	58.0%	75.0%	71.1%	82.0%
Risk costs in bps of average customer lending	14	18	7	9	1	3	17	33	10
Return on equity based on 12.5% CET1[1]	10.9%	11.8%	9.6%	20.2%	18.3%	15.2%	5.2%	7.9%	6.1%
Risk-weighted assets (end of period, in € billion)	76.5	78.5	77.8	28.7	29.8	29.4	47.8	48.7	48.4

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany (including Austria in 2021)

Net interest income was supported by strong mortgage volume growth, which partly compensated for margin pressure on liabilities year-on-year. Sequentially, interest income increased, mainly reflecting higher liability income due to the introduction of negative interest rate charging for all clients with liability balances above €50,000 who gave consent. This offset the impact of lower margins on mortgages. Fee income decreased compared with 1Q2021, mainly in investment products after a record-high level in 1Q2021. Sequentially, fee income increased, predominantly due to a higher number of brokerage trades in investment products. Investment income in 4Q2021 had included €8 million for the partial reversal of the estimated loss related to the transfer of ING's retail activities in Austria to bank99. Other income increased strongly versus both comparable quarters, mainly driven by exceptionally high Treasury-related revenues.

Net core lending continued to grow and rose by €1.7 billion in 1Q2022, of which €1.6 billion was in mortgages. Net core deposits showed an outflow of €7.3 billion, primarily reflecting the impact of the introduction of negative interest rate charging to clients with liability balances above €50,000.

Operating expenses increased year-on-year and sequentially, mainly attributable to higher regulatory costs.

Risk costs were €22 million in 1Q2022 and primarily related to consumer lending.

Retail Other Challengers & Growth Markets

Higher net interest income in 1Q2022 was supported by increased lending volumes and better margins on liabilities, notably in Poland. Fee income was €139 million, which was higher than one year ago; the growth was driven by daily banking and insurance fees. Sequentially, fee income was lower, reflecting higher daily banking fees in the fourth quarter. Other income included a €150 million impairment on ING's equity stake in TTB. Excluding this impairment, other income increased on both comparable quarters, mainly as a result of higher Treasury-related income.

Net core lending growth was €2.3 billion in 1Q2022, mainly driven by mortgage growth in Australia and Spain, and business lending growth in Poland. Net customer deposits decreased by €1.4 billion, of which €1.7 billion was in France following the announced discontinuation of our retail activities in that market.

Excluding incidental items and regulatory costs, expenses were lower on both comparable quarters. In 4Q2021, expenses included €155 million of incidental items, mainly consisting of impairments and restructuring provisions related to ING's exit of the French retail market. The first quarter of 2021 had included €11 million of incidental items related to the closure of the retail activities in the Czech Republic.

Risk costs were €47 million, mainly reflecting net additions in Poland and Spain.

12 ING Press Release 1Q2022

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account			
	Total Wholesale Banking		
In € million	1Q2022	1Q2021	4Q2021
Profit or loss			
Net interest income	1,061	1,038	1,065
Net fee and commission income	324	278	322
Investment income	6	8	1
Other income	139	173	173
Total income	**1,530**	**1,497**	**1,561**
Expenses excl. regulatory costs	644	640	676
Regulatory costs	171	148	91
Operating expenses	**815**	**787**	**766**
Gross result	**715**	**709**	**795**
Addition to loan loss provisions	939	30	216
Result before tax	**-224**	**679**	**579**
of which:			
Lending	-126	478	372
Daily Banking & Trade Finance	-59	89	105
Financial Markets	-74	80	40
Treasury & Other	35	32	61
Profitability and efficiency			
Net core lending growth (in € billion)	-5.2	15.1	8.6
Net core deposits growth (in € billion)	6.3	3.3	-4.9
Cost/income ratio	53.3%	52.6%	49.1%
Risk costs in bps of average customer lending	205	7	48
Return on equity based on 12.5% CET1[1]	-4.3%	11.7%	9.3%
Risk-weighted assets (end of period, in € billion)	163.9	147.2	149.5

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Net interest income included a €37 million TLTRO III benefit compared with €83 million in 1Q2021, when a cumulative recognition from 24 June 2020 had been booked. Excluding the TLTRO III benefit in both quarters, net interest income increased by €69 million, supported by higher interest results in Payments and Cash Management (PCM) and in Lending. In PCM the increase reflected pricing initiatives, including higher negative interest rate charges, while in Lending it was driven by higher average volumes and margins. Compared with 4Q2021, when the TLTRO III benefit was €36 million, interest income was slightly lower, primarily due to lower interest results in Lending.

Net fee and commission income increased year-on-year due to improved syndicated deal activity in Lending, pricing initiatives in PCM, as well as higher fee income in Trade & Commodity Finance (TCF) on the back of higher commodity prices. Sequentially, fee income slightly increased, driven by higher syndicated deal activity in Lending, which was largely offset by lower deal flow for Global Capital Markets and Corporate Finance, after a peak in 4Q2021.

Other income declined both year-on-year and sequentially, mainly reflecting negative valuation adjustments in Financial Markets as a result of the invasion in the Ukraine. This was only partly compensated by positive hedge results in Treasury & Other and a €13 million revaluation gain on an associate during this quarter, while the previous quarter had included a €28 million gain on an equity stake.

Net core lending growth was €-5.2 billion in 1Q2022, of which €-3.6 billion was attributable to Financial Markets (reflecting repayments on short-term deals), €-1.2 billion was in Working Capital Solutions and €-0.4 billion was in TCF. Net customer deposits increased by €6.3 billion, mainly in PCM (following lower year-end positions) and Bank Mendes Gans.

Regulatory costs are usually high in the first quarter of the year and they increased year-on-year, mainly reflecting a higher contribution to the European Single Resolution Fund to catch up with a higher-than-expected increase in covered deposits in the Banking Union. Expenses excluding regulatory costs were stable year-on-year, as the impact of annual salary increases and FX movements was offset by continued cost-efficiency measures, while 1Q2021 also included an €11 million legal provision. Sequentially, expenses excluding regulatory costs declined, primarily due to lower performance-related staff expenses.

The geopolitical situation, with the Russian invasion of Ukraine, had a significant impact on the risk costs this quarter, with €834 million of risk costs associated with our Russia-related exposure. Of this amount, €71 million were individual risk costs in Stage 3. The majority was in Stage 2 due to negative rating migration following the sovereign rating downgrade and the transfer of certain clients to the watch list, as well as a management overlay on our Russian exposure.

ING Press Release 1Q2022 13

Segment Reporting: Wholesale Banking

The 1Q2022 result before tax of Lending was impacted by strongly elevated risk costs. The TLTRO III benefit was €22 million in 1Q2022 compared with €43 million in 1Q2021 and €20 million in 4Q2021. Excluding the TLTRO III benefit, income increased year-on-year, driven by higher fee income related to increased syndicated deal activity and higher average volumes and interest margins. Sequentially, Lending income was slightly down. Expenses excluding regulatory costs were at the same level as in the previous quarter, but increased year-on-year, partly due to higher staff expenses.

The quarterly result before tax of Daily Banking & Trade Finance was affected by strongly elevated risk costs. This was partly compensated by higher income for PCM (reflecting pricing initiatives) and TCF (on the back of higher average commodity prices and improved margins) as well as a €13 million revaluation gain on an associate. The TLTRO III benefit was €7 million in 1Q2022 compared with €7 million in 1Q2021 and €8 million in 4Q2021. Expenses excluding regulatory costs decreased both year-on-year and sequentially.

Income of Financial Markets was impacted by negative valuation adjustments following the market turmoil that was driven by macroeconomic and geopolitical concerns. This was partly offset by higher trading results, which were supported by high market volatility in the second half of the quarter. The first quarter of 2022 included a €7 million TLTRO III benefit compared with €29 million in 1Q2021 and €8 million in 4Q2021. Expenses excluding regulatory costs were stable year-on-year but declined compared with the previous quarter, which had higher performance-related staff costs. Financial Markets recorded €70 million of risk costs in 1Q2022, driven by Russia-related exposures.

The quarterly result before tax of Treasury & Other increased year-on-year, despite higher risk costs. Income was up by €29 million on 1Q2021. This reflected mark-to-market gains from hedge ineffectiveness and credit default swap positions, which were partly offset by a revaluation loss on the investment portfolio. Compared with the prior quarter, the increase in income was limited to €10 million, as 4Q2021 had included a €28 million gain on an equity stake and higher fee income from Corporate Finance deals.

14

ING Press Release 1Q2022

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account			
In € million	1Q2022	1Q2021	4Q2021
Profit or loss			
Net interest income	80	118	59
Net fee and commission income	0	4	-2
Investment income	0	0	0
Other income	-60	-47	-47
Total income	**21**	**75**	**10**
Expenses excl. regulatory costs	113	113	115
Regulatory costs	0	0	87
Operating expenses	**113**	**113**	**202**
Gross result	**-92**	**-39**	**-192**
Addition to loan loss provisions	0	0	0
Result before tax	**-92**	**-39**	**-192**
of which:			
Income on capital surplus	-10	3	-8
Foreign currency ratio hedging	97	81	68
Other Group Treasury	-68	-13	-55
Group Treasury	19	71	5
Other Corporate Line	-111	-109	-197

Total income in the Corporate Line was €21 million and included a €18 million funding rate benefit related to TLTRO III versus a €79 million benefit in 1Q2021, when a cumulative recognition from 24 June 2020 onwards was booked. The remaining benefit from TLTRO III was recorded as net interest income in the respective business segments.

Year-on-year, total income decreased, entirely due to the aforementioned TLTRO III funding rate benefit. This was partly offset by lower legacy funding costs resulting from the replacement of short-term funding with long-term funding during 2012 and 2013.

Operating expenses in 1Q2022 were stable compared with 1Q2021. Sequentially, operating expenses decreased by €89 million, almost entirely due to an incidental 50% increase in the Dutch bank tax in 4Q2021, which resulted in €87 million of additional regulatory costs that were not allocated to the business segments.

ING Press Release 1Q2022 15

Share information

	1Q2022	4Q2021	3Q2021	2Q2021	1Q2021
Shares (in millions, end of period)					
Total number of shares	3,906.9	3,904.1	3,904.1	3,904.0	3,904.0
- Treasury shares	140.6	128.3	0.4	0.7	0.7
- Shares outstanding	3,766.4	3,775.8	3,903.6	3,903.3	3,903.4
Average number of shares	3,770.4	3,846.7	3,903.5	3,903.4	3,900.4
Share price (in euros)					
End of period	9.51	12.24	12.57	11.14	10.43
High	13.91	13.39	12.66	11.65	10.61
Low	8.47	11.24	10.08	10.10	7.30
Net result per share (in euros)	0.11	0.25	0.35	0.37	0.26
Shareholders' equity per share (end of period in euros)	14.20	14.28	14.20	14.40	14.10
Distribution per share (in euros)	-	0.41	-	0.48	-
Price/earnings ratio[1]	8.8	10.0	10.8	10.9	14.4
Price/book ratio	0.67	0.86	0.88	0.77	0.74

[1] Four-quarter rolling average.

Financial calendar

Payment date final dividend 2021 (Euronext Amsterdam)	Monday, 9 May 2022
Ex-date for additional cash dividend (Euronext Amsterdam)	Tuesday, 10 May 2022
Record date for additional cash dividend (Euronext Amsterdam)	Wednesday, 11 May 2022
Payment date final dividend 2021 (NYSE)	Monday, 16 May 2022
Record date for additional cash dividend (NYSE)	Monday, 16 May 2022
Payment date additional cash dividend (Euronext Amsterdam)	Wednesday, 18 May 2022
Payment date additional cash dividend (NYSE)	Wednesday, 25 May 2022
ING Investor Day	Monday, 13 June 2022
Publication results 2Q2022	Thursday, 4 August 2022
Ex-date for interim dividend in 2022 (Euronext Amsterdam)[1]	Monday, 8 August 2022
Record date for interim dividend in 2022 entitlement (Euronext Amsterdam)[1]	Tuesday, 9 August 2022
Record date for interim dividend in 2022 entitlement (NYSE)[1]	Monday, 15 August 2022
Payment date interim dividend in 2022 (Euronext Amsterdam)[1]	Monday, 15 August 2022
Payment date interim dividend in 2022 (NYSE)[1]	Monday, 22 August 2022
Publication results 3Q2022	Thursday, 3 November 2022

[1] Only if any dividend is paid.

All dates are provisional.

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks. ING's ESG rating by MSCI was affirmed 'AA' in December 2021. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

Further information

All publications related to ING's 1Q2022 results can be found at www.ing.com/1q2022, including a video with CEO Steven van Rijswijk. The 'ING on Air' video is also available on YouTube.

Additional financial information is available at www.ing.com/ir:
- ING Group Historical Trend Data
- ING Group Results presentation
- ING Group Credit Update presentation

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr.

16 ING Press Release 1Q2022

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and / or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2021 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING's business and operations and on ING's employees, customers and counterparties (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in 'benchmark' indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) regulatory consequences of the United Kingdom's withdrawal from the European Union, including authorizations and equivalence decisions (16) ING's ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (21) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters (28) inability to attract and retain key personnel (29) future liabilities under defined benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

ING Press Release 1Q2022 17